UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Star Bulk Carriers Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8162K121
(CUSIP Number)

Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY  10022
(212) 554-1700

Copy to:

Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 7, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Alternative Capital LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,137,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,137,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,137,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.12%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8162K121
1.	Names of Reporting Persons. MDRA GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,137,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,137,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,137,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.12%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,137,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,137,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,137,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.12%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Debt Recovery Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,612,419
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,612,419
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.99%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Opportunities Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,627,989
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,627,989
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,989
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.60%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D, dated October 9, 2013 (this “Amendment No. 1”) amends the Schedule 13D originally filed on August 5, 2013 (the “Original 13D”) by Monarch Alternative Capital LP (“MAC”), Monarch Debt Recovery Master Fund Ltd (“MDRMF”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“GP LLC” and together with MAC, MDRMF, and MDRA GP, the “Original Monarch Filers”).  This Amendment No. 1 is being filed on behalf of the Original Monarch Filers  and Monarch Opportunities Master Fund Ltd (“MOMF” and together with the Original Monarch Filers, the “Monarch Filers”).  This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”).

Item 2.   Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)   This statement is being filed by the Monarch Filers.  MAC is the investment advisor to a variety of funds (such funds (including, but not limited to, MDRMF and MOMF), collectively the “Monarch Funds”).  Certain of the Monarch Funds directly own the Common Stock to which this Schedule 13D relates, and MAC beneficially owns such Common Stock by virtue of the authority granted to it by the Monarch Funds to vote and to dispose of the securities held by such Monarch Funds.  MDRA GP is the general partner of MAC and beneficially owns the Common Stock beneficially owned by MAC by virtue of such position.  GP LLC is the general partner of MDRA GP and beneficially owns the Common Stock beneficially owned by MDRA GP by virtue of such position.  MAC and MDRA GP are each organized as a limited partnership under the laws of the State of Delaware.  GP LLC is organized as a limited liability company under the laws of the State of Delaware.  Each of MDRMF and MOMF are corporations organized under the laws of the Cayman Islands.  Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of each of MDRMF, MOMF and GP LLC (the “Scheduled Persons”, each a “Scheduled Person”).

 (b)   The address of the principal business and principal office of MAC, MDRA GP and GP LLC is 535 Madison Avenue, New York, New York, 10022.  The address of the principal business and principal office of each of MDRMF and MOMF is Intertrust Corporate Services (Cayman) Limited, Walker House, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.  Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)   The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds.  The principal business of MDRA GP is to serve as general partner of MAC.  The principal business of GP LLC is to serve as general partner of MDRA GP.  The principal business of each of MDRMF and MOMF is to invest and trade in securities and make other investments.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

 (d)   None of the Monarch Filers, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Monarch Filers, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)   Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On October 7, 2013, the Monarch Filers collectively expended an aggregate of $19,993,600.00 of their own investment capital in a registered public offering by the Company in which the applicable Monarch Funds (including MDRMF and MOMF) purchased  2,272,000 of shares of Common Stock.

 Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

 (a)   Each of MAC, MDRA GP, and GP LLC indirectly beneficially own 6,137,888 shares of Common Stock. Such shares represent 21.12% of the 29,059,671 shares of Common Stock outstanding as of October 7, 2013.  MDRMF directly beneficially owns 2,612,419 shares of Common Stock, which represent 8.99% of the outstanding shares of Common Stock.  MOMF directly beneficially owns 1,627,989 shares of Common Stock, which represent 5.6% of the outstanding shares of Common Stock.  The percentages used herein and in the rest of this Amendment No. 1 are calculated based upon a number of outstanding shares consisting of 29,059,671 shares of Common Stock as announced by the Company in a press release filed as an exhibit to the Company’s current report on Form 6-K, filed October 7, 2013.  None of the other individual Monarch Funds owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

 (b)   MAC, MDRA GP and GP LLC share voting and dispositive power over the 6,137,888 shares of Common Stock held directly by the Monarch Funds with each Monarch Fund directly holding such shares including the 2,612,419 shares of Common Stock held by MDRMF and the 1,627,989 shares of Common Stock held by MOMF.

 (c)  The transactions of the Monarch Filers in the past 60 days with respect to the Common Stock are as follows:

•
On October 7, 2013, the Monarch Filers collectively expended an aggregate of $19,993,600.00 of their own investment capital in a registered public offering by the Company in which the applicable Monarch Funds (including MDRMF and MOMF) purchased  2,272,000 of shares of Common Stock. Other than such acquisitions, the Monarch Filers have not engaged in any transactions in the past 60 days with respect to the Common Stock.

 (d)   Not applicable.

 (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Monarch Filers have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment or amendments hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

The description of the Joint Filing Agreement contained in this Amendment No. 1 is qualified in its entirety by reference to Exhibit 99.4 hereto.

Item 7.   Material to be Filed as Exhibits.

99.4.        Joint Filing Agreement, dated as of October 9, 2013, by and among the Monarch Filers.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2013

MONARCH ALTERNATIVE CAPITAL LP
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MONARCH DEBT RECOVERY MASTER FUND LTD
By: Monarch Alternative Capital LP, its investment manager
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer
MONARCH OPPORTUNITIES MASTER FUND LTD
By: Monarch Alternative Capital LP, its investment manager
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MDRA GP LP
By: Monarch GP LLC, its general partner
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

MONARCH GP LLC
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

SCHEDULE I

Monarch GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Debt Recovery Master Fund Ltd

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Opportunities Master Fund Ltd

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States